Mail Stop 3561

August 29, 2006

Mr. Phillip A. Marineau
President and Chief Executive Officer
Levis Strauss & Co.
1155 Battery Street
San Francisco, California 94111

        RE: **Levis Strauss & Co.**
                   Form 10-K for Fiscal Year Ended November 27, 2005
                   Form 10-Q for Fiscal Quarter Ended May 28, 2006
                   Filed February 14, 2006 and July 11, 2006
                   File No. 2-90139

Dear Mr. Marineau:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended November 27, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 50

1.   In future filings please include interest payments in the table of contractual and long-term liabilities. To the extent that interest rates are variable and unknown, consider developing an appropriate methodology to estimate such payments. One possible methodology is to apply the current applicable interest rate to determine the amount of future payments. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include variable rate interest payments in the table, you should include a discussion of the related cash requirements in a footnote to the table. Refer to Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350 – Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Notes to Consolidated Financial Statements, page 69

Note 1: Significant Accounting Policies, page 69

Revenue Recognition, page 70

2.   In future filings, please disclose information related to your allowance for estimated sales returns, discounts and retailer promotions and incentives in Schedule II –Valuation and Qualifying Accounts. Alternatively, you may disclose the information in the notes to the financial statements. See Rules 5-04 and 12-09 of Regulation S-X.

Note 18: Business Segment Information, page 116

3.   We note that you group products into broad product categories like men's jeans, women's tops and men's jackets. Please tell us whether revenues from product categories are reported in the financial information used to produce your general purpose financial statements. If so, please report revenues for each product category for each of the years presented in future filings.

Controls and Procedures, page 120

4.   We note that the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures includes a partial definition of disclosure controls and procedures. When you include a definition of controls and procedures in the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures it should encompass the entire definition in Exchange Act Rules 13a-15(e) and 15d-15(e). In future filings, please revise to also state that your disclosure controls and procedures are effective to ensure that the information required to be disclosed by you in the reports you file or submit under the Act is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

5.   Please confirm to us that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please refer to Item 308(c) of Regulation S-K. Please include this disclosure in your future filings.

Form 10-Q for Fiscal Quarter Ended May 28, 2006

6.   Please address the comments above in your Forms 10-Q as well.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant